Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Industrial Human Capital, Inc. on Amendment No. 8 to Form S-1 (File No. 333-255594) of our report dated April 28, 2021, except for the 2nd Paragraph of Note 8, as to which the date is August 24, 2021, and except for Notes 1, 4, and 3rd Paragraph of Note 8, as to which the date is October 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Industrial Human Capital, Inc. as of March 16, 2021 and for the period from February 16, 2021 (inception) through March 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 14, 2021